Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTED Q1 2024 REVENUES OF €463 MILLION1,
UP 8%2 YoY, DRIVEN BY ZEGNA BRAND
AND THE INTEGRATION OF TOM FORD FASHION

•Q1 2024 revenues reached €463.2 million, +8% Year-on-Year (YoY), and +11% at constant currency.

•By segment, the Zegna segment recorded positive performance, driven by the ZEGNA brand.

•By distribution channel, Direct-to-Consumer (DTC) drove the Group’s revenues.

•By geographical area, the Americas led revenues for the quarter, continuing the Group’s strength there.

•In line with the outlook provided on April 5, 2024, revenues on an organic growth basis3 declined by 5%, driven by Thom Browne underperformance.

April 23, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €463.2 million for the first quarter of 2024, +8.1% year-on-year (YoY) from €428.3 million in the first quarter of 2023 (+10.7% at constant currency and -5.3% on an organic growth basis4.)

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Ermenegildo Zegna Group, said: “Closing the first quarter of 2024 with double-digit revenue growth on a constant currency basis is reassuring given the challenges that the sector is facing. Our growth in the Americas - also in double digits - and the ongoing successful delivery on our ZEGNA One Brand strategy give me additional assurance that we are moving in the right direction. I am confident in the decisions we are making to accelerate our direct control of the business, in particular at Thom Browne and TOM FORD FASHION, and we have also reinforced our talent and leadership across all levels, knowing how critical our people are to delivering results. Finally, we are continuing our focus on clienteling and customer experience, both of which will further strengthen the long-term value of all our brands.

A highlight of our efforts to provide unforgettable experiences was the launch in Milan of Oasi Zegna, an immersive exhibition that we brought to life at the Group’s headquarters during Salone del Mobile. Over 26,000 people visited the installation throughout the week – an impressive indicator of the ZEGNA brand’s strength.

Looking at the rest of the year, we have a clear and defined path in front of us. I am confident that we are taking the right actions to make our brands even stronger and to deliver on our medium-term ambitions.”

1 Throughout this press release, revenues for the first quarter of 2024 are unaudited.
2 Growth rates refer to year-over-year growth on a current currency basis, unless otherwise indicated.
3 Revenues an organic growth basis (Organic Growth) and revenues on a constant currency basis (Constant Currency), are Non-IFRS Financial Measures. See the Non-IFRS Financial Measures section starting on page 8 of this press release for the definition and reconciliation of Non-IFRS Financial Measures.
4 Organic Growth is calculated as the change in revenues from period to period, excluding the TOM FORD FASHION and the Thom Browne and ZEGNA Korean businesses, the foreign exchange rates, and other minor effects. See the Non-IFRS Financial Measures section starting on page 8 of this press release for the definition and reconciliation of Non-IFRS Financial Measures.

Revenues Analysis for the Three Months Ended March 31, 2024

REVENUES BY SEGMENT (Unaudited)

	For the three months ended March 31,		Q1 2024 vs Q1 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth
Zegna	324,900	319,324	1.7%	4.3%
Thom Browne	79,066	113,251	(30.2%)	(35.0%)
Tom Ford Fashion	65,020	—	n.m.(*)	n.m.
Eliminations	(5,829)	(4,263)	n.m.	n.m.
Total revenues	463,157	428,312	8.1%	(5.3%)
(*) Throughout this section “n.m.” means not meaningful.

Zegna segment

In Q1 2024, revenues for the Zegna segment amounted to €324.9 million, compared to €319.3 million in Q1 2023 (+1.7% YoY and +4.3% on an organic growth basis). The ZEGNA brand revenues outpaced the growth of the overall segment.

Thom Browne segment

In Q1 2024, revenues for the Thom Browne segment amounted to €79.1 million, compared to €113.3 million in Q1 2023 (-30.2% YoY and -35.0% on an organic growth basis). This was the result of three main factors: i) different timing in deliveries across quarters; ii) the decision to accelerate the streamlining of the wholesale business and on doors selection, concentrating the largest part of these initiatives in the first quarter of the year; and iii) a lower-than-expected DTC trend in the Greater China Region, where management has taken important actions intended to improve performance.

Tom Ford Fashion segment

In Q1 2024, revenues for the Tom Ford Fashion segment amounted to €65.0 million. 2024 is an important year for the TOM FORD FASHION team, who is working to set up the foundations to support the future development of the business. This includes a number of important projects, such as new store openings in Rome and Beijing, which are expected to occur in Q3 2024.

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	For the three months ended March 31,		Q1 2024 vs Q1 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth
ZEGNA brand	282,870	271,889	4.0%	6.8%
Thom Browne	79,207	112,552	(29.6%)	(34.4%)
TOM FORD FASHION	65,020	—	n.m.	n.m.
Textile	33,243	33,818	(1.7%)	(0.8%)
Other (1)	2,817	10,053	(72.0%)	(43.6%)
Total revenues	463,157	428,312	8.1%	(5.3%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

ZEGNA brand

In Q1 2024, revenues for the ZEGNA brand were €282.9 million +4.0% YoY compared to €271.9 million in Q1 2023 (+6.8% on an organic growth basis). This increase was driven by healthy growth in key categories and, in particular, footwear and leisurewear. Several key regions - mainly EMEA, the Americas and Japan – saw solid double-digit growth. The Greater China Region recorded single-digit negative growth in the quarter.

Thom Browne

In Q1 2024, revenues for Thom Browne were €79.2 million, -29.6% YoY compared to €112.6 million in Q1 2023 (-34.4% on an organic growth basis). The brand recorded strong results in Japan while EMEA and the Greater China Region underperformed. EMEA, in particular, was impacted by the decision to reduce the wholesale business to support the brand’s DTC development.

TOM FORD FASHION

In Q1 2024, revenues for the TOM FORD FASHION business were €65.0 million, reflecting good performance, mainly in the United States.

Textile

In Q1 2024, revenues for textile were €33.2 million, -1.7% YoY compared to €33.8 million in Q1 2023 (-0.8% on an organic growth basis), as a result of lower textile demand from the luxury goods sector.

Other Revenues

In Q1 2024, other revenues, which mainly includes revenues for third-party brands, were €2.8 million, -72.0% YoY compared to €10.1 million in Q1 2023 (-43.6% on an organic growth basis), reflecting the end of the Tom Ford International distribution license for Tom Ford Products5, following the acquisition of Tom Ford International LLC on April 28, 2023.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	For the three months ended March 31,		Q1 2024 vs Q1 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth
Direct to Consumer (DTC)
ZEGNA brand	239,615	229,596	4.4%	6.3%
Thom Browne	44,719	42,849	4.4%	(13.9%)
TOM FORD FASHION	43,701	—	n.m.	n.m.
Total Direct to Consumer (DTC)	328,035	272,445	20.4%	3.2%
As a percentage of branded products (1)	77%	71%
Wholesale branded
ZEGNA brand	43,255	42,293	2.3%	9.3%
Thom Browne	34,488	69,703	(50.5%)	(47.3%)
TOM FORD FASHION	21,319	—	n.m.	n.m.
Total Wholesale branded	99,062	111,996	(11.5%)	(25.9%)
As a percentage of branded products	23%	29%
Textile	33,243	33,818	(1.7%)	(0.8%)
Other (2)	2,817	10,053	(72.0%)	(43.6%)
Total revenues	463,157	428,312	8.1%	(5.3%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In Q1 2024, DTC revenues were €328.0 million, + 20.4% YoY compared to €272.4 million in Q1 2023 and +3.2% on an organic growth basis. The integration of the TOM FORD FASHION business contributed €43.7 million in DTC revenues for the quarter. ZEGNA brand DTC revenues outperformed the Group’s average with +4.4% YoY revenue growth and +6.3% on
5 The licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection and ended with the acquisition of TFI.

an organic growth basis, fueled by the brand’s outstanding performance in the Americas and good results in EMEA. At the end of March, ZEGNA counted 277 Directly Operated Stores (DOS), including 16 stores in Korea and an additional 4 in the United States converted to DOS. Thom Browne DTC revenues rose by 4.4% YoY. Excluding the effect of the acquisition of the Thom Browne business in Korea (previously accounted in the wholesale channel), Thom Browne DTC revenues declined by 13.9% on an organic growth basis. At the end of March 2024, Thom Browne counted 86 DOS, the same number as the end of December 2023. At the end of March 2024, TOM FORD FASHION counted 54 DOS.

Wholesale Branded Revenues Analysis

In Q1 2024, wholesale branded revenues were €99.1 million, -11.5% YoY compared to €112.0 million in Q1 2023 (-25.9% on an organic growth basis). ZEGNA brand wholesale revenues were €43.3 million, +2.3% YoY (+9.3% on an organic growth basis). This performance has been supported by the new drop collection strategy with some deliveries postponed to Q1 2024 from Q4 2023 to allow key wholesale customers to follow the new merchandising calendar, which will influence FY 2024 deliveries across quarters and may result in different timing from last year’s deliveries. Thom Browne wholesale revenues declined to €34.5 million compared to €69.7 million in Q1 2023. Performance in Q1 2024 was negatively impacted by early deliveries (which occurred in Q4 2023 instead of Q1 2024), a demanding comparison base, and the decision to streamline the brand’s wholesale business. TOM FORD FASHION wholesale revenues were €21.3 million, representing 33% of total TOM FORD FASHION’s revenues. Wholesale performance was negatively impacted by shift in certain deliveries.

REVENUES BY GEOGRAPHICAL AREA (Unaudited)

	For the three months ended March 31,		Q1 2024 vs Q1 2023
(€ thousands, except percentages)	2024	2023	Revenues Growth	Organic Growth
EMEA (1)	156,562	150,108	4.3%	(6.5%)
Americas (2)	114,177	72,407	57.7%	10.3%
Greater China Region	139,399	164,526	(15.3%)	(13.1%)
Rest of APAC (3)	52,434	40,727	28.7%	4.9%
Other (4)	585	544	7.5%	(12.7%)
Total revenues	463,157	428,312	8.1%	(5.3%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

In Q1 2024, the Group’s revenues were boosted by a strong double-digit growth in the Americas, where revenues amounted to €114.2 million (+57.7% YoY and +10.3% on an organic growth basis), accounting for 25% of the Group’s revenues. EMEA recorded revenues of €156.6 million, +4.3% YoY (-6.5% on an organic growth basis, reflecting a negative performance for Thom Browne) and accounted for 34% of Group’s revenues. In Q1 2024, Italy represented around 40% of revenues in EMEA and underperformed the results of the region mainly due to Thom Browne. The Greater China Region recorded revenues of €139.4 million (-15.3% YoY and -13.1% on an organic growth basis), equal to 30% of the Group’s revenues, with ZEGNA outperforming the region’s average. Revenues in the rest of APAC rose by double-digits to €52.4 million (+28.7% YoY and +4.9% on an organic growth basis), mainly driven by strong performance in the Japanese market and the aforementioned conversion of the Thom Browne and ZEGNA Korean monobrand stores from wholesale to retail.

Group Monobrand(1) Store Network at March 31, 2024

	At March 31, 2024				At December 31, 2023				At March 31, 2023
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	Group
EMEA (2)	73	9	5	87	71	9	4	84	67	10	77
Americas	63	7	12	82	59	7	12	78	54	7	61
Greater China Region	81	33	11	125	79	33	10	122	78	29	107
Rest of APAC	60	37	26	123	44	37	25	106	43	16	59
Total Direct to Consumer (DTC)	277	86	54	417	253	86	51	390	242	62	304
EMEA (2)	48	7	16	71	55	7	14	76	58	6	64
Americas	67	3	51	121	63	3	50	116	62	3	65
Greater China Region	13	10	—	23	13	10	—	23	12	10	22
Rest of APAC	4	4	6	14	20	5	6	31	23	22	45
Total Wholesale	132	24	73	229	151	25	70	246	155	41	196
Total	409	110	127	646	404	111	121	636	397	103	500
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at March 31, 2024, December 31, 2023 or at March 31, 2023. Although some stores may still be operating at March 31, 2024, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.

***

UPCOMING EVENTS

Dividend and AGM

On April 5, 2024, the Group announced that it intends to make a dividend distribution to the holders of ordinary shares of €0.12 per share, corresponding to a total dividend distribution to shareholders of approximately €30 million6. This dividend distribution is subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law and approved at the Company’s 2024 Annual General Meeting of shareholders, expected to be held on June 26, 2024.

SELECTED EVENTS FROM THE FIRST QUARTER 2024

Oasi Zegna Milan Take Over

On April 16, 2024, ZEGNA officially launched the BORN IN OASI ZEGNA book: a timeless document, playbook, and visual tale that acts as a vessel for the brand’s legacy. The project is much more than a book. During the Salone del Mobile, the city of Milan’s Design Week, ZEGNA carried out a number of projects and initiatives throughout the city, including an immersive exhibition at the Group’s headquarters, opened to the public, which over 26,000 people attended throughout the week. On April 19, 2024, the brand also celebrated the official delivery of the new flowerbeds in Piazza del Duomo, marking the beginning of a new global initiative that will see the creation of other Oasi Zegna locations around the world. The project embodies the ethos of ZEGNA, emphasizing the importance of urban green spaces, biodiversity, and social responsibility.

Thom Browne Partners with Frette

On April 16, 2024, also during the Salone del Mobile, Thom Browne used a unique installation to announce the launch of Thom Browne’s home furnishings collection through a collaboration with Frette, the 160-year-old Italian label. Renowned for approaching comfort with the finest fibers and studied details, with products made by master craftspeople, Frette reflects Thom Browne’s appreciation of heritage textiles and artisanal techniques. The collection is available on thombrowne.com and at Thom Browne stores around the world.

6 Based on 250,310,263 Ordinary Shares issued and outstanding at December 31, 2023.

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.
***
Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
***
Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.
Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.
In calculating Organic Growth, the following adjustments are made to revenues:
(a) Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b) Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c) Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.
Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and

(c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue growth to Constant Currency, excluding the effects of foreign exchange, and to Organic Growth, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geography for the three months ended March 31, 2024 compared to the three months ended March 31, 2023 (Q1 2024 vs Q1 2023).

Segment

	Q1 2024 vs Q1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	1.7%	(2.7%)	4.4%	0.3%	(0.2%)	4.3%
Thom Browne	(30.2%)	(1.4%)	(28.8%)	6.2%	—%	(35.0%)
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total	8.1%	(2.6%)	10.7%	17.1%	(1.1%)	(5.3%)
________________________________________
(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

Brand and product line

	Q1 2024 vs Q1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA brand	4.0%	(3.1%)	7.1%	0.3%	—%	6.8%
Thom Browne	(29.6%)	(1.4%)	(28.2%)	6.2%	—%	(34.4%)
TOM FORD FASHION	n.m	n.m	n.m	n.m	n.m	n.m
Textile	(1.7%)	(0.6%)	(1.1%)	(0.3%)	—%	(0.8%)
Other	(72.0%)	(0.3%)	(71.7%)	(0.4%)	(27.7%)	(43.6%)
Total	8.1%	(2.6%)	10.7%	17.1%	(1.1%)	(5.3%)

Distribution channel

	Q1 2024 vs Q1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA brand	4.4%	(3.4%)	7.8%	1.5%	—%	6.3%
Thom Browne	4.4%	(5.6%)	10.0%	23.9%	—%	(13.9%)
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	20.4%	(4.3%)	24.7%	21.5%	—%	3.2%
Wholesale branded
ZEGNA brand	2.3%	(1.1%)	3.4%	(5.9%)	—%	9.3%
Thom Browne	(50.5%)	—%	(50.5%)	(3.2%)	—%	(47.3%)
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Wholesale branded	(11.5%)	(0.3%)	(11.2%)	14.7%	—%	(25.9%)
Textile	(1.7%)	(0.6%)	(1.1%)	(0.3%)	—%	(0.8%)
Other	(72.0%)	(0.3%)	(71.7%)	(0.4%)	(27.7%)	(43.6%)
Total	8.1%	(2.6%)	10.7%	17.1%	(1.1%)	(5.3%)

Geographical area

	Q1 2024 vs Q1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
EMEA (1)	4.3%	(0.4%)	4.7%	12.3%	(1.1%)	(6.5%)
Americas (2)	57.7%	0.8%	56.9%	50.3%	(3.7%)	10.3%
Greater China Region	(15.3%)	(4.1%)	(11.2%)	2.0%	(0.1%)	(13.1%)
Rest of APAC (3)	28.7%	(7.7%)	36.4%	33.1%	(1.6%)	4.9%
Other (4)	7.5%	0.1%	7.4%	20.1%	—%	(12.7%)
Total	8.1%	(2.6%)	10.7%	17.1%	(1.1%)	(5.3%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)APAC includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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